Exhibit 99.1

Tiziana Life Sciences plc

(“Tiziana” or the “Company”)

Tiziana Life Sciences plc Announces Plans to List Accustem Sciences Limited in the U.S.

NEW YORK and LONDON, April 13, 2021 - Tiziana Life Sciences plc (NASDAQ: TLSA; LSE: TILS), today announced that its former subsidiary, Accustem Sciences Limited (“Accustem”), intends to file a listing application with the Nasdaq Stock Market shortly after completion of the distribution of shares in Accustem to Tiziana Life Sciences plc shareholders.

The board of directors of Accustem has resolved that the Nasdaq listing venue is more appropriate to the nature of Accustem’s business.

About Accustem Sciences

StemPrintER is a multi-gene prognostic assay intended to predict the risk of recurrence of R+/HER2- breast cancer, and Spare, a derivative of StemPrintER, combines StemPrintER with two clinical markers. This gives a more refined risk model.

These assays are intended for the prediction of the risk of recurrence of breast cancer, based on the detection of 20 stem cell markers. The assay has been evaluated in an initial retrospective validation study using a consecutive cohort of approximately 2,400 patients with breast cancer. Subsequently, StemPrintER has been further validated in an independent retrospective cohort of more than 800 ER+/HER2- postmenopausal patients from the TransATAC trial.

A poster presented at the American Society of Clinical Oncology (ASCO) Virtual Conference in May 2020, demonstrated the superiority of StemPrintER stem cell based genomic prognostic tool versus the market leader, Oncotype DX, in predicting recurrence in ER+/HER2- postmenopausal breast cancer patients.

Endocrine receptor-positive (ER+) breast cancers make up most breast cancer cases, however display significant variability in clinical behaviour, this makes prognosis and therapy response challenging. Although the overall prognosis of patients is good, a significant proportion of these women will experience distant recurrence in the first 10 years post-surgery.

For patients who also have a negative HER2 status (HER2-) and risk of recurrence, the standard of care is endocrine therapy, with the addition of chemotherapy in patients. However, these parameters are often insufficient to predict risk of recurrence in ER+/HER2- breast cancer patients, and consequently, these patients are either over- or under-treated.

Accustem anticipates this prognostic test to be used in conjunction with clinical evaluation to identify those patients at increased risk for early and/or late metastasis.

For further enquiries:

United Kingdom Investors:

Tiziana Life Sciences plc (TLSA)

Gabriele Cerrone, Chairman and founder	+44 (0)20 7495 2379

U.S. Investor Relations Contact:

RedChip Companies, Inc.

Dave Gentry

407-491-4498

dave@redchip.com